July 19, 2024

William Broaddrick
Chief Financial Officer
Circle Energy, Inc./NV
8211 E. Regal Place
Tulsa, OK 74133

        Re: Circle Energy, Inc./NV
            Form 10-K for Fiscal Year Ended December 31, 2023
            Filed March 1, 2024
            File No. 000-56587
Dear William Broaddrick:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation